Filed by Amgen Inc. Pursuant to Rule 425

under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Tularik Inc.

Commission File No. 000-28397

This filing relates to a planned acquisition (the “Acquisition”) by Amgen Inc. (“Amgen”) of Tularik Inc. (“Tularik”) pursuant to the terms of an Agreement and Plan of Merger, dated as of March 28, 2004 (the “Merger Agreement”), by and among Amgen, Arrow Acquisition, LLC and Tularik. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K filed by Amgen today, March 29, 2004, and is incorporated by reference into this filing. On March 29, 2004, Amgen sent an email message to all U.S. Tularik employees regarding the Acquisition. The text of the email message follows.

Memorandum

To:	All U.S. Tularik Employees

From:	Chip Bell and Cindy Morrison, Amgen Human Resources

Date:	March 29, 2004

Re:	Amgen/Tularik Merger – Initial Human Resources Information

Many of you have just returned from this morning’s all-staff meeting, where Dave Goeddel, Kevin Sharer, and Roger Perlmutter gave you a sense of the vision they share for the future as the result of the proposed combination of Amgen and Tularik. One of Amgen’s main objectives of the merger is to retain the large majority of Tularik employees. At that meeting, Roger spoke briefly on three very important issues:

•	If I remain an employee, how will working at Amgen compare to what I have now at Tularik?
•	What will the San Francisco site become and what functions will be represented there?
•	What happens if I lose my job as a result of the merger?

This message provides you with a more detailed answer to each of these questions, and will conclude with an invitation to learn more about Amgen’s plans and programs starting tomorrow.

If I remain an employee, how will working at Amgen compare to what I have now at Tularik?

Amgen offers what we feel is a very attractive Total Rewards package to all employees. You’ll have a number of opportunities to learn more about all that comes with being an employee at Amgen over the coming months, but there are a few items that we would like to outline here:

•	Amgen offers all employees the opportunity to participate in a performance-based bonus plan. The specific plan in which retained employees will participate will be determined as the organization is defined and salary grades are assigned to individuals (bonuses expressed as a percentage of salary can increase as your level in the organization increases). To help retained employees understand the potential offered by these plans before you become familiar with them, Amgen will guarantee a minimum bonus payment of 15% of annual base salary (both pre- and post-merger 2004 earnings) to those who complete the 2004 performance year, payable in March 2005 – with higher awards possible based on Amgen’s performance and individual performance.
•	Like Tularik, Amgen also grants stock options widely throughout the organization. After the merger date, Amgen will grant 2004 stock options under its program to all Tularik employees who are being asked to remain a longer-term part of the organization.
•	Amgen understands that the sabbatical program is of interest to all Tularik employees. Amgen has agreed that all employees who have achieved five years of service as of the merger closing date will have their sabbatical time accrued as vacation, with the scheduling of sabbatical time off handled as in the past. While Amgen does not currently offer sabbaticals, we are studying the issue on a corporate level, and will consider the Tularik program as input to the decision of what our overall policy should be going forward.
•	Part of Total Rewards at Amgen is a very comprehensive benefits package, which Amgen will implement no later than January 1, 2005 for retained employees (your current Tularik benefits will remain in effect until the Amgen plan is implemented). While there are many attractive features of this package, one program merits special mention – a Retirement and Savings Plan that provides a 5% (of base salary and bonus) company contribution, regardless of whether or not you contribute to the plan, and an additional company match of 5% if you contribute a minimum of 5% of your compensation to the plan, for a total company contribution of 10%.

What will the San Francisco site become and what functions will be represented here?

We anticipate that the San Francisco site will be dedicated to research activities. In this capacity, San Francisco staff will strive to identify molecules that can be taken into clinical development by Amgen’s development organization. Thus, the bulk of activities currently pursued by Tularik will continue unchanged.

Development activities will move, over time, to Thousand Oaks. The existing administrative support functions reflect the needs of a stand-alone, biotechnology company. We anticipate that the size of these functions will be adjusted to reflect staffing levels appropriate for a site within the Amgen network of operations.

What happens if I lose my job?

While one of Amgen’s main objectives of the merger is to retain the large majority of Tularik employees, Amgen is very aware that there will be a period of uncertainty for a number of employees, and that some people will not be retained after a short post-merger transition period. In order to ease the transition to a new career for those who are not retained, Amgen will take the following approach for eligible staff members:

•	There will be a minimum of a 13-week period following the merger date, where departing employees will either be asked to stay on and help with transitional activities, or will be compensated for that period if not asked to assist with transitional activities.
•	Amgen will offer a severance payment equal to 12 months of base salary.
•	Amgen will also allow unvested stock options to continue vesting over this 12-month period post-departure. Counting the estimated amount of time that will be needed for the merger to be approved and completed, departing employees will have a minimum of approximately 14-18 months of continued stock options vesting from today’s announcement.
•	Amgen will offer COBRA medical coverage at the same cost as coverage for active employees for that 12-month period.
•	The above transition benefits will be contingent upon the employee signing a full release and waiver at the time of his or her departure.

Amgen believes that the program outlined above provides for fair and respectful treatment of everyone who played a part in helping build Tularik’s success. While we realize that some of you will not stay on with Amgen for the long term, our intent is to provide all employees – whether serving in short- and longer-term roles – with a rewards package that compensates you for your efforts in making the proposed merger a great success.

HR Information Sessions

There is much more for you to learn and understand over the coming months. To begin this process, and to provide you with an opportunity to ask questions about both transitional and long-term issues, we have scheduled a series of HR meetings on Tuesday, March 30 in the San Francisco Seminar Room at the following times:

•	Development – 9:00 – 10:30 a.m.
•	Research Group #1 (last names A-L) – 10:30 a.m. – noon
•	Research Group #2 (last names M-Z) – 1:00 – 2:30 p.m.
•	G&A Groups – 3:00 – 4:30 p.m.
•	IT&S will be separated between Research and G&A, as instructed by supervisors

We look forward to answering your questions and talking with you in greater detail about Amgen’s Total Rewards opportunities at these sessions.

Additional Information about the Merger and Where to Find It

In connection with Amgen’s proposed acquisition of Tularik (“Acquisition”), Tularik intends to file a proxy statement and other relevant materials and Amgen intends to file a registration statement/prospectus and other relevant materials, with the Securities and Exchange Commission (SEC). INVESTORS AND SECURITY HOLDERS OF AMGEN AND TULARIK ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND THE OTHER RELEVANT MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT AMGEN, TULARIK AND THE ACQUISITION. The proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by Amgen or Tularik with the SEC, may be obtained free of charge at the SEC’s Web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Amgen by directing a written request to: Amgen Inc., One Amgen Center Drive, Thousand Oaks, CA 91320-1799, Attn: Investor Relations. Investors and security holders may obtain free copies of the documents filed with the SEC by Tularik by contacting Tularik Inc., Attn: Investor Relations at 1120 Veterans Blvd., South San Francisco, CA 94080. Investors and security holders are urged to read the proxy statement, prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the Acquisition.

Amgen, Tularik and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Tularik in favor of the Acquisition. Information about those executive officers and directors of Amgen and their ownership of Amgen common stock is set forth in the Amgen Form 10-K for the year ended December 31, 2003, which was filed with the SEC on March 11, 2004. Information about the executive officers and directors of Tularik and their ownership of Tularik common stock is set forth in the proxy statement for Tularik’s 2004 Annual Meeting of Stockholders, which was filed with the SEC on March 17, 2004. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Amgen, Tularik and their respective executive officers and directors in the Acquisition by reading the proxy statement/prospectus regarding the Acquisition when it becomes available.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, including statements about future financial and operating results and Amgen’s anticipated acquisition of Tularik. These statements are based on management’s current expectations and beliefs and are subject to a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those described in the forward-looking statements. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. For example, statements of expected synergies, dilution, financial guidance, timing of closing, industry ranking, execution of integration plans and management and organizational structure are all forward-looking statements. Risks, uncertainties and assumptions include the possibility that the development of certain products may not develop as expected or proceed as planned; that the Acquisition does not close or that the companies may be required to modify aspects of the transaction to achieve regulatory approval; that prior to the closing of the

Acquisition, the businesses of the companies suffer due to uncertainty; that the parties are unable to successfully execute their integration strategies, or achieve planned synergies, as well as other risks that are discussed below and others that can be found in Amgen’s and Tularik’s Form 10-Ks for the year ended December 31, 2003, and in Amgen’s and Tularik’s periodic reports on Form 10-Q and Form 8-K.

No forward-looking statement can be guaranteed and actual results may differ materially from those we project. Amgen’s results may be affected by its ability to successfully market both new and existing products domestically and internationally, sales growth of recently launched products, difficulties or delays in manufacturing our products, and regulatory developments (domestic or foreign) involving current and future products and manufacturing facilities. In addition, sales of Amgen products are affected by reimbursement policies imposed by third party payors, including governments, private insurance plans and managed care providers, and may be affected by domestic and international trends toward managed care and healthcare cost containment as well as possible U.S. legislation affecting pharmaceutical pricing and reimbursement. Government regulations and reimbursement policies may affect the development, usage and pricing of our products. Furthermore, Amgen’s research, testing, pricing, marketing and other operations are subject to extensive regulation by domestic and foreign government regulatory authorities. Amgen, or others could identify side effects or manufacturing problems with Amgen’s products after they are on the market. In addition, Amgen competes with other companies with respect to some of its marketed products as well as for the discovery and development of new products. Discovery or identification of new product candidates cannot be guaranteed and movement from concept to product is uncertain; consequently, there can be no guarantee that any particular product candidate will be successful and become a commercial product. In addition, while Amgen routinely obtain patents for its products and technology, the protection offered by its patents and patent applications may be challenged, invalidated or circumvented by its competitors. Further, some raw materials, medical devices, and component parts for Amgen’s products are supplied by sole third party suppliers.

Amgen and Tularik are providing this information as of the date of this news release and neither Amgen nor Tularik undertakes any obligation to update any forward-looking statements contained in this document as a result of new information, future events or otherwise.